Exhibit 99.6

I, David Dreisinger, do hereby certify that:

1.	I am the President of Dreisinger Consulting Inc. with a business office at 5233 Bentley Crescent, Delta, British Columbia.

2.	I am a graduate of Queen’s University in Kingston, Canada with a B.Sc. (Metallurgical Engineering, 1980) and a Ph.D. (Metallurgical Engineering, 1984).

3.
I have practiced my profession continuously since graduation. I have been employed in research and teaching at the University of British Columbia since 1984 and currently hold the title of Professor and Chairholder, Industrial Research Chair in Hydrometallurgy in the Department of Materials Engineering. I have provided consulting services to the global metallurgical industry since 1987. I have been the President of Dreisinger Consulting Inc. since 1998.

4.	I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (Registration Number 15803, May 6, 1987).

5.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI- 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.
I am responsible for section 16.1 of the technical report titled “Metallurgy”, (the “Technical Report”), dated March 2, 2010, relating to metallurgical test work in support of development of the Boleo deposit.

7.
I have had an involvement in the Property since 1995. The nature of this involvement includes metallurgical process development consultancy, process engineering and general support. I have attended the metallurgical test work program at SGS Lakefield Research including the comprehensive pilot plant testing conducted in 2004 and 2006.

8.
As of the date of this certificate, to the best of my knowledge and belief, the Technical Report contains all scientific information that is required to be disclosed to make the Technical Report not misleading.

9.	I am not independent of the issuer applying the tests in section 1.5 of National Instrument 43-101. I hold the position of Vice President of Metallurgy for Baja Mining.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated March 5, 2010

/s/ David Dreisinger
Signature of Qualified Person

David Dreisinger
Name of Qualified Person